Rule 424(b)(3)
                                                     Registration No. 333-126898


                                  ICEWEB, INC.


  Supplement No. 9 dated August 13, 2007 to Prospectus dated February 10, 2006.


As stated in Supplement No. 1 dated February 24, 2006, the exercise price of common stock purchase warrants to purchase 4,500,000 shares of common stock, all of which are held by Barron Partners LP, was reduced to $1.00 per share. On August 13, 2007, the Company reduced the exercise price of warrants to purchase 80,000 shares of common stock to $.55 during the period from August 13, 2007 through August 14, 2007. To the extent that those warrants are not exercised by 5:30 PM, Eastern time, on August 14, 2007, the exercise price of those warrants will revert to $1.00 per share. Since the date of the prospectus, 1,520,000 of these warrants have been exercised.